

March 22, 2013

Via E-Mail
Kimberlee Seah
Senior Vice President, Secretary and General Counsel
BioScrip, Inc.
100 Clearbrook Road
Elmsford NY 10523

> **Re:** **BioScrip, Inc**
> **Registration Statement on Form S-3**
> **Filed March 18, 2013**
> **File No. 333-187336**

Dear Ms. Seah:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Where You Can Find More Information
Incorporation of Documents by Reference, page 2

1. We note that you incorporate by reference your annual report on Form 10-K for the fiscal year ended December 31, 2012, which in turn incorporates certain information from your definitive proxy statement for your 2013 annual meeting of shareholders. Please note that we will be unable to process any request for acceleration of the effective date of the pending registration statement until such time as you have filed the information required in Part III of your Form 10-K. You may provide this information by filing your definitive proxy statement, amending your Form 10-K to include the information or providing the information in your registration statement.

2. We note that you filed current reports on Form 8-K on February 4, 2013, March 11, 2013, and March 14, 2013, which are not incorporated by reference in your registration statement. Please amend your registration statement to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year, as required by Item 12(a)(2) of Form S-3.

Kimberlee Seah
BioScrip, Inc.
March 22, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Donald E. Figliulo
        Polsinelli Shughart PC
        161 N. Clark Street, Suite 4200
        Chicago, IL 60601